Exhibit 4

Code of Ethics of the Directors and Officers of The Jean Coutu Group (PJC) Inc.

CODE OF ETHICS

OF DIRECTORS AND OFFICERS

OF

THE JEAN COUTU GROUP (PJC) INC.

TABLE OF CONTENTS

1.	INTRODUCTION	3
2.	INTERPRETATION	3
3.	DUTIES AND OBLIGATIONS	3
4.	AGENT OF THE COMPANY	4
5.	PRIVILEGED INFORMATION	4
6.	CONFLICT OF INTEREST	4
7.	STOCK TRADING	5
8.	COMPLIANCE TO LAWS AND CORPORATE GOVERNANCE	5
9.	COMPANY POLICIES	5
10.	POST-MANDATE	5
11.	WHO TO CONTACT	6
APPENDIX “A” Code of Ethics for the President and Chief Executive Officer, Senior Vice-President Finances and Corporate Affairs and Vice-President, Control and Treasury		7
APPENDIX “B” Declaration		8
APPENDIX “C” Confidentiality and Disclosure Policy		9
APPENDIX “D” Environment Policy		21

1.   INTRODUCTION

This Code describes the basic principles and the rules that must always guide the conduct of directors and officers of the Jean Coutu Group entrusted with the sound management of the Company. The Code does not however attempt to provide specific instructions with regard to every situation that directors and officers must deal with in the execution of their duties.

The Company considers as serious any transgression to the rules set forth in this Code and expects its directors and officers to comply with the letter and the spirit of the Code.

From time to time, changes in the business context or regulatory environment create a need for new guidelines. As a result, the present version of the Code is subject to change without notice. Any updates will appear in the electronic version of the Code posted on The Jean Coutu Group Web site.

2.   INTERPRETATION

Definitions:

“Director”  refers to an elected member of the board of directors of the Company;

“Officer” refers to the president, vice president and secretary of the board of directors, as well as the president, vice president and controller of the Company;

“Insider” refers to a director and officer of the Company;

“Company” or “Jean Coutu Group” refers to The Jean Coutu Group (PJC) Inc. and its subsidiaries;

Words in the singular include the plural and vice versa.

Words importing the masculine gender shall include the feminine gender.

3.   DUTIES AND OBLIGATIONS

The directors and officers recognize that they have certain duties and obligations to the Company.

The directors and officers are encouraged to maintain a conduct inspired by good faith, diligence and prudence.

The Company expects that within the limits of the powers that are conferred to them, the directors and officers shall demonstrate a reasonable care in the execution of their duties, in accordance to their experience and competence.

The director or officer recognizes all the importance of keeping abreast of the Company’s business and to attend the board and committees meetings when so required.

The Company expects that the director and officer shall continue to maintain the most stringent standards of loyalty, honesty and integrity generally associated to the discharge of their governance duties.

The Company appreciates that the directors and officers shall act with dignity while executing their duties and expects that they shall not undermine the credibility or the reputation of the Company.

The Jean Coutu Group being a public company, any communication with the media is of great importance. By way of consequence, the director or officer is requested to refer all communications to the designated spokespersons of the Company, in accordance with the Confidentiality and Disclosure Policy, reproduced at appendix C, to form an integral part of this Code.

4.   AGENT OF THE COMPANY

Acting on behalf of the Company in specific situations, the director or officer undertakes not to identify himself to the Company when circumstances do not warrant this.

During the drawing up of corporate proposals or the decision-making process affecting the Company, the director or officer considers the impact that such decisions may have on employees, shareholders or any other concerned party and ensures that he favors equal compensation between all shareholders and their personal interest as a whole.

5.   PRIVILEGED INFORMATION

The director or officer of the Company has access to privileged information. Given this fact, he recognizes his obligation not to disclose confidential information obtained about the Company unless it is necessary to do so in the normal course of business of the Company or he is legally compelled to do so.

Efforts will be made to limit access to confidential information to only those who need to know the information and those persons will be advised that the information must be kept confidential.

The Confidentiality and Disclosure Policy of the Company, reproduced at appendix C, further confirms the Company’s practices with respect to confidentiality and disclosure of information.

6.   CONFLICT OF INTEREST

In the course of his duties, the director or officer acts in the best interest of the Company, with the good of the Company as sole objective, excluding any personal or third party interest.

In this perspective, to enjoy the greatest possible independence and impartiality in the execution of his duties, the director or officer of the Company is aware of his obligation to avoid conflict of interest situations, either real or apparent.

Any asset, favor, gift, service, benefit must be considered as a possible source of a conflict of interest. Such gifts shall be accepted or offered only if they are of modest value and within the bounds of propriety. They must not appear to be bestowed to influence business decisions. Gifts must only be accepted if they are a normal expression of courtesy or protocol, or within the normal standards of hospitality.

The director or officer is in conflict of interest if he uses his duties, his status, his position or confidential information for personal gain or for the profit of a third party.

The director or officer shall forward to the chairman of the board the relevant attestations reproduced at appendix A and B, duly signed within 90 days of the adoption of the Code, and each year on January 1. Any new director or officer shall be submitted to this process within 90 days of his appointment.

The director or officer concerned whether a conflict of interest exists must disclose the conflict of interest without delay to the chairman of the Governance Committee or to the chairman of the Board and let the board assess the matter and decide upon the solution to be adopted, further to the recommendations of the Governance Committee, as the case may be.

Notwithstanding any law, the director or officer in a conflict of interest situation shall abstain from voting or deliberating with regard to any question relative to this interest and shall not attempt to influence the decision taken concerning this issue. He must also withdraw from any meeting dealing with questions associated to his conflict of interest situation.

7.   STOCK TRADING

The director or officer, as a Company insider, as defined by the Canadian Securities Act, is submitted to certain rules relative to Company stock trading. The director or officer must consult the secretary or the assistant secretary of the Company to resolve any ambiguity before trading on the stock of The Jean Coutu Group (PJC) Inc.

It is illegal for anyone with knowledge of material information affecting a public company that has not been disclosed publicly to sell the securities of that company. Therefore, insiders and employees with knowledge of confidential or material information about the Company or counter-parties in negotiations of potentially material transactions, are prohibited from trading securities of the Company or any counter-party until the information has been fully disclosed and a reasonable period has passed for the information to be broadly disseminated. This prohibition applies even during the periods authorized to trade the securities of the Company. When in doubt as to what constitutes material information, insiders and employees are invited to communicate with the Corporate Secretary.

In accordance to the Confidentiality and Disclosure Policy reproduced at appendix C, each formal trading blackout period will commence at the end of a quarter and end on the second day following the issuance of a news release disclosing the quarterly financial results.

In all cases, it is recommended to first obtain the confirmation of the Corporate Secretary when trading the Company’s securities.

The fact that a transaction may not be executed during the period when the trading blackout is lifted is confidential information that may not be disclosed to anyone.

Finally, the director or officer must disclose any trading involving the stock of the Company, in compliance to the laws and regulation in force in Canada.

8.   COMPLIANCE TO LAWS AND CORPORATE GOVERNANCE

The Company expects that the director or officer shall continue to comply with the rules elaborated by the Company, as well as by the competent authorities, including the Quebec and Canadian governments and the securities commissions.

The director or officer must amongst other things comply with guidelines regarding corporate governance and to any other recommendation or regulation issued from time to time by competent authorities that are relevant to the execution of his duties.

9.   COMPANY POLICIES

The Company has adopted an environmental policy and by way of consequence, the director or officer maintains a concern for environmental issues in the discharge of his duties. The Environmental Policy of the Company is reproduced at appendix D of this Code, to form an integral part of the latter.

The director or officer undertakes to comply with Company policies and to take these into account in the decision-making process.

10.   POST-MANDATE

The director or officer has access to highly confidential information while executing his duties and therefore recognizes his obligation to preserve the confidentiality imposed by this Code, even after he has ceased to actively serve the Company.

11.   WHO TO CONTACT

If a director or officer of the Company has any question, needs guidance or has grounds to believe that a provision of this Code has been breached, or that he may have breached the Code, he should promptly speak to the chairman of the Board or the chairman of the Governance Committee.

The director of officer may also address himself to the Corporate Secretary of the Company.

The Governance Committee, upon the approval of the board of directors, has proceeded to amend this Code of ethics for the directors and officers of The Jean Coutu Group (PJC) Inc., as of April 11, 2005.

APPENDIX “A”

Code of Ethics for the President and Chief Executive Officer, Senior Vice-President Finances and Corporate Affairs and Vice-President, Control and Treasury

The Company and its shareholders expect the principal and senior financial officers to follow the highest possible standards of honest and ethical conduct. They are required to follow the Code of Ethics of directors and officers of The Jean Coutu Group and to acknowledge and certify their added responsibilities in this Code of Ethics.

Certifications by the President and Chief Executive Officer, the Senior Vice-President Finances and Corporate Affairs and the Vice-President, Control and Treasury

I certify that I understand and follow the Code of Ethics of directors and officers of The Jean Coutu Group. In addition, I support the setting of standards needed to discourage wrongdoing and to promote:

•       honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships

•       full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications the Company makes

•       compliance with laws, rules and regulations of federal, provincial, state and local governments, and other relevant private and public regulatory agencies

•       prompt reporting of all violations of this Code to the Chair of the Company’s Audit Committee.

To the best of my knowledge and ability, I will act in good faith, responsibility, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgement to be compromised. I will share knowledge and maintain the skills that are important and relevant to the needs of my constituents.

I acknowledge that I am accountable for following the Code and the added responsibilities I have under it. I also acknowledge that complying with this Code is a condition of my employment. If I do not comply with it or applicable laws, rules or regulations, I may be subject to disciplinary measures, which could include discharge from the Company.

/s/ FRANÇOIS J. COUTU	/s/ ANDRÉ BELZILE	/s/ MARCEL A. RAYMOND
François J. Coutu	André Belzile	Marcel A. Raymond
President and Chief Executive Officer	Senior Vice-President, Finances and Corporate Affairs	Vice-President, Control and Treasury

APPENDIX “B”

Declaration of directors and officers

I,                                                                       declare having read and understood the rules set forward in the code of ethics of the directors and officers of The Jean Coutu Group (PJC) Inc. adopted by the board of directors of the Company and I hereby undertake to comply with each and every provision of this Code.

DECLARATION

1.                 I declare holding, directly or indirectly, securities or a participation in the following companies, with the possible consequence of putting myself in a situation of conflict of interest (indicate the nature of the company):

2.                 I declare having or keeping ties or business relationships likely to enter in conflict with the best interests of The Jean Coutu Group (PJC) Inc.

                       ☐ yes            ☐ no

If yes, name the companies and the nature of your relationships:

Signed on
Name

In
Signature

APPENDIX “C”
Confidentiality and Disclosure Policy

Confidentiality and Disclosure Policy

Preamble

The Jean Coutu Group (PJC) Inc. (the  “Company”) is an issuer subject to regulatory obligations with regard to securities. The laws, general instructions and regulations relative to securities, as well as the rules and policies of the Toronto Stock Exchange (the “Stock Exchange”) require that issuers communicate financial information periodically relative to the Company and also disclose immediately, barring exceptions, all “material” information as defined by securities law.

Objective and Scope

The objective of this Confidentiality and Disclosure Policy (the “Disclosure Policy”) is to ensure that communications to the general investing public concerning the Company and its subsidiaries will be disseminated in accordance with all applicable legal and regulatory requirements of each stock exchange where its securities are traded.

This policy confirms in writing the practices of the Company with regard to information confidentiality and disclosure. It aims at raising the awareness of directors and employees of the Company as to how it will disclose its information. The policy has been approved by the Board of Directors of the Company.

The confidentiality and disclosure policy extends to all employees of the Company and its subsidiaries, its Board of Directors and to all those authorized to speak on its behalf. It covers the information appearing on the documents filed with the securities regulators and in the written statements made in annual and quarterly reports of the Company,  press releases, letters to shareholders, presentations by senior management and information contained on the Company’s Web site and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and shareholders and investors, interviews with the media as well as speeches, press conferences and conference calls.

Roles and Responsibilities

Disclosure Policy Committee

The Company’s Audit Committee is responsible for the information disclosure policy (the “Committee”) and is responsible for the supervision of the Company’s disclosure practices. The Committee delegates the responsibility of implementing the policy to a sub-committee consisting of the President and Chief Executive Officer of The Jean Coutu Group (PJC) Inc., the President and Chief Executive Officer of The Jean Coutu Group (PJC) USA, Inc., the Senior Vice-President Finance and Corporate Affairs, the Corporate Secretary and the Director, Investor Relations  (the “Disclosure Committee”).

The Disclosure Committee will identify parameters for the preliminary evaluation of the materiality of information and will determine when new facts justify public disclosure. It will convene as required. It is essential that the Committee be kept fully apprised of all pending material Company developments to evaluate and discuss those events to determine the  appropriateness and timing for public release. If it is deemed that this information must remain confidential, the Disclosure Committee will determine how that information will be controlled.

The Committee will review and update, if necessary, this disclosure policy annually or as needed to ensure compliance with changing regulatory requirements. The Committee will keep the Board of Directors informed of any such updates.

DESIGNATED SPOKESPERSONS

The Company designates a limited number of spokespersons with authority for communications with the investment community, securities regulators and the media.

•       The Chairman of the Board of Directors, the President and Chief Executive Officer of the Company and of its American subsidiary are designated spokespersons of the Company in all matters.

•       The people listed below are designated spokespersons in communications to the investing public, financial analysts, brokers and other stakeholders of the financial markets, the media when they deal with financial information:

•        The Senior Vice-President Finance and Corporate Affairs,

•        The Director, Investor Relations.

•       The people listed below are designated spokespersons in communications with the Stock Exchange and the regulatory bodies relative to securities:

•        The Corporate Secretary

The members of the Disclosure Committee may designate, from time to time, others with authority to speak on behalf of the Company.

Employees who are not designated spokespersons must not respond under any circumstances to inquiries from the investment community, the media or others, unless specifically asked to do so by a member of the Disclosure Committee.

Recurrent Information and Non-Recurrent Information

Securities regulators require a different approach to disclosure depending on whether information is recurrent or non-recurrent. Recurrent information is part of the normal course of business and is disseminated in quarterly and annual reports as well as in press releases, which announce financial results. The laws and regulations that govern recurrent information are well known by senior management, directors and external auditors and are integrated in the policy by reference without having to be explicitly described. The officers are the first responsible persons to oversee that the published recurrent information complies with requirements then in effect.

Moreover, non-recurrent information is the material information that must be disseminated, as defined below:

Material Information

Definition and Examples

Material information is any information relating to the business and affairs of the Company that would reasonably be expected to result in a significant change in the market price or value of the Company’s securities, or that would reasonably be expected to have a significant influence on a reasonable investor’s decisions. (“Material Information”.)

In addition to the quarterly and annual results, the examples listed below are considered by the Stock Exchange as material information.

CHANGES IN CORPORATE STRUCTURE

•       changes in share ownership that may affect control of the Company;

•       major reorganizations, amalgamations or mergers;

•       take-over bids, issuers bids, or insider bids.

CHANGES IN CAPITAL STRUCTURE

•       public or private placement of additional securities;

•       planned repurchases or redemptions of securities;

•       planned splits of subordinate shares or offering of warrants or rights to buy shares;

•       any share consolidation, share exchange, or stock dividend;

•       changes in a Company’s dividend payments or policies;

•       the possible initiation of a proxy fight;

•       material modifications to the rights of security holders.

CHANGES IN FINANCIAL RESULTS

•       a significant increase or decrease in near-term earnings prospects;

•       unexpected changes in the financial results for any period;

•       shifts in financial situation, such as cash flow reductions, major asset write-off or write-downs;

•       changes in the value or the composition of the Company’s assets;

•       any material changes in the Company’s accounting policies.

CHANGES IN BUSINESS AND OPERATIONS

•       any development that affects the Company’s resources, technology, products or markets;

•       a significant change in capital investment plans or corporate objectives;

•       major labour disputes or disputes with major contractors or suppliers;

•       significant new contracts, products, patents or services or loss of business or of important contracts;

•       changes to the Board of Directors or senior management, including the departure of the President or CEO or of one of the Senior Vice-Presidents of the Company;

•       the commencement of, or new developments concerning important litigation or regulatory issues;

•       waivers of the corporate code of ethics for the senior executives and other key officers;

•       any notice to the effect that reliance on a prior audit is no longer advisable;

•       de-listing of the Company’s securities or their movement from one quotation system or exchange to another.

•       significant acquisitions or disposition of assets, property or joint venture interests;

•       acquisitions of other companies, including any take-over bid for, or merger with, another company.

•       modifications of credit agreements, loans for important sums;

•       any mortgaging or encumbering of the Company’s assets;

•       defaults on debt obligations, agreements to restructure debt, or planned enforcement procedures by a bank or any other creditors;

•       changes in credit rating decisions;

•       significant new credit agreements.

The determination that information is material and the decision to disclose it immediately must take into account the conditions specific to the Company and the context in which it is operating. When in doubt disclosure must be favored.

Principles of Disclosure

In complying with the requirement to immediately disclose all material information under applicable laws and stock exchange rules, the Company will adhere to the following basic disclosure principles:

1.                Material information will be publicly disclosed immediately via press release. However, if the Company has advised the public via a press release of the holding of a press conference or telephone conference, the material information may be disclosed during this conference. The conference announcement must indicate if a transcription or a recording of the conference will be made available on the Internet site of the Company, and for how long.

2.                In some circumstances, the Committee may determine that such disclosure would be unduly detrimental to the Company (for example, if release of the information would prejudice negotiations in a corporate transaction), in which case the information will be kept confidential until it is deemed appropriate to publicly disclose. In these circumstances, the Disclosure Committee will cause a confidential material change report to be filed with the applicable securities regulators and will periodically (at least every 10 days) review its decision to keep the information confidential.

3.                Disclosure must include any information the omission of which would make the rest of the disclosure false or misleading.

4.                Favorable or unfavorable material information must be disclosed promptly and completely.

5.                There must be no selective disclosure. Previously undisclosed material information must not be disclosed to selected individuals (for example, during a meeting with an investor or in the course of a telephone conversation with a shareholder). If previously undisclosed material information is inadvertently disclosed to an analyst or to any other person, who is not bound by a confidentiality agreement, this information must immediately be broadly disclosed via press release.

6.                The disclosure on the Company’s Web site alone does not constitute adequate disclosure of material information.

7.                Disclosure must be corrected immediately if the Company subsequently learns that earlier disclosure contained a material error at the time it was communicated.

Rumors

The Company does not comment, affirmatively or negatively, on rumors. This also applies to rumors on the Internet. The Company’s spokespersons will respond consistently to any rumors, saying: “It is our policy not to comment on market rumors or speculation”. Should the Stock Exchange request that the Company make a definitive statement in response to a market rumor that is causing significant volatility in the stock, the Disclosure Committee will consider the matter and decide whether to make a policy exception. If the rumor is true in whole or in part, the Company will immediately issue a press release disclosing the relevant material information.

Forward-Looking Information

The Company’s policy is not to disclose any forward-looking information.

Should the Company elect to disclose forward-looking information in continuous disclosure documents, speeches, conference calls, etc., the following guidelines will be observed:

1.                All material forward-looking information will be broadly disseminated via press release in accordance to the Company’s Confidentiality and Disclosure Policy.

2.                The Company will identify clearly the information as forward-looking.

3.                The Company will identify all the material assumptions used in the preparation of the forward-looking information.

4.                The information will be accompanied by a statement that identifies, in specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected in the statement; this information shall also be complemented by a sensitivity analysis to indicate the extent to which different business conditions may affect the actual outcome.

5.                The Company will join to the information a statement disclaiming any intention or obligation to update or revise the forward-looking information, whether as a result of new information, future events or otherwise. In spite of this declaimer, should future events come to show that the statements made previously on current trends differ materially from real results, the Company may choose to publish a statement explaining the reasons for the difference. If necessary the Company will update its statements on the expected repercussions on its operating income or profits (or on other key parameters).

Public Communications

Press Releases

Once the Disclosure Committee determines that a development is material, it will authorize the issuance of a press release, unless the Committee determines that such developments must remain confidential for the time being, that appropriate confidential filings have been made and that control of the inside information is instituted. Should a material statement be inadvertently made in a selective forum other than within the context of the exception of “the normal course of business activities”, the Company will immediately issue a press release to fully disclose the information.

If each stock exchange upon which the shares of the Company are listed is open for trading at the time of the proposed announcement, prior notice of a press release announcing material information must be provided to its market surveillance division to enable a trading halt. A trading halt will be implemented solely if the Stock Exchange requires it or if the Stock Exchange allows it following a trading halt request filed by the Company. If a press release announcing material information is issued outside of trading hours, the market surveillance division must be advised of this before the opening of markets.

Annual and quarterly financial results will be promptly disclosed publicly once approved by the Board of Directors.

Press releases will be disseminated through an approved newswire service that provides simultaneous distribution in the Canadian and American markets. Full-text press releases will be transmitted to stock exchange members, relevant regulatory bodies, major business wires, national financial media and local media.

Press releases will be posted on the Web site of the Company promptly after their dissemination by newswire service, but not before.

Press Conferences

No material information may be communicated during a press conference unless it has previously been disclosed in a press release.

Conference Calls

Conference calls will be held for annual and quarterly earnings and major corporate developments. All interested parties may participate simultaneously to the discussion on certain key aspects; some as participants by telephone and others in a listen-only mode or via a webcast over the Internet. The conference call will be preceded by a press release announcing the material information.

The Company will provide advance notice of the conference call and webcast by issuing a press release announcing the data and time and providing information on how interested parties may access the call and webcast. The Company may also invite analysts, institutional investors, the media and others. Any non-material supplemental information provided to participants will also be posted to the Web for others to view. A tape replay of the conference call and/or an archived audio webcast will be available for at least 30 days after the conference call for anyone wishing to hear it. The Company will make a detailed text transcript of the conference call.

Electronic Communications

The disclosure policy also applies to electronic communications, in particular those making use of the Internet (e-mail, web sites, discussion forums). Therefore, senior management and the personnel in charge of written or verbal public communications are also responsible of electronic communications.

The Director, Investor Relations is responsible for updating the investor relations section of the Company’s Web site and, along with the Senior Vice-President Finance and Corporate Affairs, for monitoring all Company information placed on the Web site to ensure that it is accurate, complete, up-to-date and in compliance with relevant security laws.

The Director, Investor Relations must approve all hyperlinks from the Company web site to third party web sites. These hyperlinks will include a notice that advises readers they are leaving the Company’s web site and that the Company is not responsible for the contents of the other site.

Information concerning relations with investors must appear in a distinct section of the web site of the Company and include a notice informing the reader that the information posted was accurate when posted, but that it may be superseded by information issued subsequently. The information filed in SEDAR must be posted at the same time on the Company’s web site. All data posted on the web site, including the text and audiovisual material will show the date the material was issued. Any material change to information must be updated immediately on the web site. The Director, Investor Relations will maintain a log indicating the date that material information is posted and/or removed for the Investor Relations sections of the Web site. Material information concerning the Company will be posted on the Web site for at least one (1) year.

Disclosure on the Company’s web site alone does not constitute adequate disclosure of material information. Any disclosure of material information on the web site will be preceded by the issuance of a press release.

The Director, Investor Relations is also responsible for responses to electronic inquiries. Only public information or information that could otherwise by disclosed in accordance with this disclosure policy will be used to respond to electronic inquiries. The Company’s web site must provide an email address to those people wishing to contact the Director, Investor Relations.

All employees are prohibited from participating in Internet chat rooms or newsgroup discussions on matters pertaining to the Company’s activities or its securities.

Communicating with Individuals or Small Groups

To ensure good relations with investors, the Company must respond to questions they ask directly or that are asked on their behalf by brokers, financial analysts and other stakeholders of the financial markets. In all their communications, the spokespersons of the Company must strive to enhance the Company’s recognition by providing information that does not constitute a non-disclosed material information.

Meetings with Analysts, Investors and the Media

Disclosure in individual or group meetings does not constitute adequate disclosure of information that is considered material non-public information. If the Company intends to announce material information at an analyst or shareholder meeting, a press conference or conference call, the announcement must be preceded by a press release.

The Company recognizes that meetings with analysts and significant investors constitute an important element of its investor relations program. The Company will meet with analysts and investors individually or in small groups as needed and will initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion.

The Company will provide only non-material information through individual and group meetings, in addition to publicly disclosed information, recognizing that an analyst or investor may construct this information into a mosaic that could result in material information. The Company cannot alter the materiality of information by breaking down the information into smaller, non-material components.

The Company will provide the same sort of detailed, non-material information to individual investors or reporters that it has provided to analysts and institutional investors. Should it prove practical given its quantity and format, the additional information may be posted on the Company’s web site.

Spokespersons will keep notes on telephone conversations with analysts and investors and, when possible, at least two Company representatives will be present at all individual or group meetings. If it is determined that selective disclosure of previously undisclosed material information has occurred, the Company will immediately disclose the information broadly via press release.

Reports of Analysts

Upon request, the Company may review analysts’ draft research reports or financial models for factual accuracy based on publicly disclosed information. In responding to such requests for information, the Company will limit its comments to non-material information. The Company will not confirm or attempt to influence an analyst’s opinions or conclusions and will not express any assent with the analyst’s financial model and earnings estimate.

To avoid appearing to endorse an analyst’s report or model, the Company will verbally make its comments or attach a disclaimer to written comments to indicate that the report was reviewed only for factual accuracy.

Distribution of Analyst Reports

Analyst reports are proprietary products of the analyst’s firm. Distributing the reports of an analyst may be viewed as an endorsement by the Company of these reports. For these reasons, the Company will not provide analyst reports through any means to persons outside the Company including posting such reports on its web site. The Company can post on its web site a comprehensive list, regardless of recommendations, of all investment firms and of all analysts providing research coverage on the Company. If provided, this listing will not include links to analysts’ or any other third party web sites or publications.

Quiet Periods

To avoid the potential for selective disclosure or even the perception or appearance of selective disclosure, the Company will observe quiet periods prior to quarterly earnings announcements during which the Company will not initiate any meetings with analysts and investors, or contact them over the telephone, nor will provide indications as to the financial results to anyone, except to discuss non-material and public information. The quiet period will commence on the 30th day preceding the issuance of a press release disclosing the results for the quarter just ended.

Disclosure Record

The Company will maintain a five-year record of all public information about the Company, including continuous disclosure documents, press releases, analysts’ reports, transcripts or tape recordings of conference calls, debriefing notes, notes from meetings and telephone conversations with analysts and investors, and newspaper articles.

Trading Restrictions and Blackout Periods

It is illegal for anyone with knowledge of material information affecting a public company that has not been disclosed publicly to trade the securities of that company.  Except in the ordinary course of business, it is also illegal for anyone to inform any other person of material non-public information.  Therefore, insiders and employees with knowledge of confidential or material information about the Company or counter-parties in negotiations of potentially material transactions, are prohibited from trading securities of the Company or any counter-party until the information has been fully disclosed and a reasonable period has passed for the information to be broadly disseminated. This prohibition applies even during the periods authorized to trade the securities of the Company. When in doubt as to what constitutes material information, insiders and employees are invited to communicate with the Corporate Secretary.

Trading blackout periods will apply to employees having access to non-disclosed material information as well as to other persons and employees considered as insiders in accordance to the law (see definition of insider below).

For insiders and employees who have access to non-disclosed material information during periods when financial statements are being prepared but whose results have not yet been publicly disclosed, each formal trading blackout period will commence at the end of a quarter and end on the second day following the issuance of a press release disclosing the quarterly financial results.

In all cases it is recommended to first obtain the confirmation of the Corporate Secretary when trading the Company’s securities is authorized.

The fact that a transaction may be executed during the period when the trading blackout is lifted is confidential information that may not be disclosed to anyone.

By “insider” the legislation includes:

                                          i)  the Company and its subsidiaries;

                                      ii)  officers of the Company and its subsidiaries: people who occupy upper management functions, President, Vice-President, Secretary, Treasurer, Controller, Chief Operating Officer or other similar positions;

                                  iii)  any person who exercises a control over 10% or more of voting shares or participating shares;

                                    iv)  the managers of any concerned person at iii).

The corporate secretary is responsible to advise all the people concerned by paragraphs  ii), iii) and iv) and of their insider status.

MAINTAINING CONFIDENTIALITY

Any employee privy to confidential information is prohibited from communicating such information to anyone, unless it is necessary to do so in the normal course of business of the Company. Efforts will be made to limit access to confidential information to only those who need to know the information and those persons will be advised that the information must be kept confidential.

However, the prohibition to communicate confidential information does not apply when it is necessary to disclose information in the “normal course of business”. Exception for communications in the “normal course of business” aims at avoiding hindering unnecessarily the current activities of the Company. Generally speaking, the exception would concern communications with:

1.                salespersons, suppliers or strategic partners with regard to research and development, sales, merchandising and procurement contracts;

2.                salaried employees, members of senior management and of the Board of Directors;

3.                financial backers (to collect funds), legal advisors, auditors, financial consultants or other consultants;

4.                the parties to a negotiation (a merger or regrouping of companies);

5.                unions and industrial associations;

6.                Government organizations and non-governmental regulatory bodies;

7.                Credit rating firms (unless that information is communicated to them to help attribute a credit rating and that the ratings of the firm be, as a general rule, publicly disclosed).

The disclosure of confidential information following the signing of a confidentiality agreement will not discharge the Company of the obligation to publicly disclose information, unless the information was disclosed in the “normal course of business”.

Persons privy to confidential information must understand that this information may not be disclosed to others (except in the “normal course of business”) nor use it to make transactions util such information is publicly disclosed. To prevent the misuse or inadvertent disclosure of material information, the following procedures should be observed at all times:

1.                documents and files containing confidential information should be kept in a safe place, with access restricted to individuals who need to know this information;

2.                prudence is essential when discussing confidential matters where a conversation can be overheard (public places) or intercepted (cell phones, email). Preferably it is important to avoid discussing confidential matters in the following circumstances;

3.                confidential documents should not be displayed in public places and must not be discarded where someone could retrieve them;

4.                employees must ensure they maintain the confidentiality of information in their possession outside the office as well as inside the office;

5.                transmission of documents by electronic means such as by fax or e-mail should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions;

6.                unnecessary copying of confidential information should be avoided and documents containing confidential information should be promptly removed from conference rooms and work areas after meetings have concluded. Extra copies of confidential documents should be shredded or otherwise destroyed;

7.                access to the confidential data should be restricted through the use of passwords.

COMMUNICATION AND IMPLEMENTATION OF THE POLICY

This confidentiality and disclosure of information policy extends to all employees of the Company and its subsidiaries, its board of directors and those authorized to speak on its behalf. This policy is distributed to all insiders, directors and Company executives. The policy will be distributed again each time it is updated.

Any employee who contravenes this policy is liable to disciplinary measures, including the termination of his employment with the Company without notice.

RECEIVED AND ACKNOWLEDGEMENT OF RECEIPT

I,                                                                                                        , hereby recognize having received and read the document titled “Confidentiality and Disclosure of Information Policy”. I understand the extent of my obligations as defined herein and I undertake to comply with these. I understand that to contravene the regulations governing insider transactions can result in civil or criminal proceedings taken against me and that a violation of the terms of the policy mentioned above could lead to disciplinary measures taken against me, including my dismissal.

Date :
Signature :

APPENDIX “D”
Environment Policy

Environmental Policy

Through out its Canadian activities, The Jean Coutu Group operates with a constant concern for the protection of the environment and the preservation of our natural resources.

The Real Estate Division of the Group takes the necessary measures to ensure that the lots and buildings purchased by the Company are in no way contaminated and requires a full decontamination of the sites before any purchases.

At its distribution center, The Jean Coutu Group recovers oil and grease used by the vehicles of its fleet and ensures that acids and other liquids that are recovered are securely disposed. The Company uses biodegradable household products and in winter makes use of deicing products and gravel rather than calcium in its parking area.

At its head office, The Jean Coutu Group partakes in the recycling paper and cardboard. The Company calls upon waste management professionals to dispose of its obsolete computers and printer ink cartridges. It also recovers the broken wooden pallets and reusable plastic bottles. Also, recycle cardboard boxes are used for delivery of the majority of the products it distributes.

Prescription invoices and receipts sold to stores are printed on recycled paper. The circular is also printed on recycled paper using vegetable-based inks. When made up of several pages, the circular is bound with a water-based glue and never stapled, which facilitates recycling.

The shopping bags contain at least 12% of recycled plastic and are printed with water-based inks (less polluting) and are 100% recyclable.

The Jean Coutu Group, with regard to its franchisees, has implemented an expired medication and syringes recovery program for the benefit of their customers. The Company also encourages its franchisees to participate in the recovery of paper, cardboard and empty packs of film via their local recycling firms.

These encouragements to franchisees are conveyed in the Operation Manual elaborated by the Operations Department of the Group for all franchisees of The Jean Coutu network. This Operation Manual is updated regularly by this department.

Lastly, the American subsidiary of The Jean Coutu Group has essentially adopted the same measures as those undertaken in Canada.